Scott Fleming, PE
Amec Foster Wheeler Environment and Infrastructure
2000 S. Colorado Blvd., Denver, CO USA 80222

CONSENT of QUALIFIED PERSON

I, Scott Fleming, consent to the public filing of the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015 and dated April 30, 2015 (the “Technical Report”) by Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the May 11, 2015 news release of the Company.

I certify that I have read the May 11, 2015 news release being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 11th day of May, 2015

(signed and sealed)

Scott Fleming, PE